Exhibit (h)(xiv)

Cullen Capital Management

May 8, 2014

Cullen Funds Trust

645 Fifth Avenue

New York, NY 10022

Attn: Board of Trustees

Re: Cullen Emerging Markets High Dividend Fund Operating Expenses

Ladies and Gentleman:

This letter is to confirm certain matters relating to the expenses associated with, respectively, Retail Class, Class C, and Class I shares of the Cullen Emerging Markets High Dividend Fund (the “Fund”), a series of the Cullen Funds Trust, a Delaware business trust (the “Trust”).

Pursuant to the Investment Advisory Agreement dated August 24, 2012, between the Trust, on behalf of the Fund, and Cullen Capital Management LLC, a Delaware limited liability company (“the Adviser”)(the “Agreement”), until October 31, 2015, the Adviser agrees to reimburse the Fund, or to waive fees that would otherwise be payable by the Fund to the Adviser, such that the total expenses borne by the Retail Class, Class C, and Class I shares of the Fund, including the Adviser’s fee but excluding all Acquired Fund Fees and Expenses (“AFFE”), interest, taxes, and extraordinary expenses shall not in any year exceed 1.25%, 2.00%, and 1.00%, respectively, of the average net asset value of such respective Class for such year, based on a determination of the net asset value of such respective Class on the last business day of each month of the year. To the extent that the Adviser reimburses the Fund or waives fees otherwise payable by the Fund to the Adviser during any year with respect to the Retail Class, Class C, and Class I shares of the Fund, and the total expenses borne by such respective Class, including the Adviser’s fee and any such reimbursement but excluding all Acquired Fund Fees and Expenses (“AFFE”), interest, taxes, and extraordinary expenses does not exceed 1.25%, 2.00%, and 1.00%, respectively, during any of the following three years, the Fund agrees to reimburse the Adviser for such reimbursements or fee waivers to the extent of such difference. Any amounts that may be payable by the Fund to the Adviser after the third year following the year of any such reimbursement or fee waiver by the Adviser to the Fund shall be extinguished and the Fund shall have no further obligation to pay the Adviser for such reimbursement or fee waiver.

Very truly yours,

CULLEN CAPITAL MANAGEMENT, LLC

By:	/s/ Jeffrey Battaglia
Name: Jeffrey Battaglia
Title: Chief Financial Officer